APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Star Estate Development Group LLC

PROFIT AND LOSS
January - December 2018

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Events	0.00
Insurance - Liability	2,766.65
Meals and Entertainment	101.95
Office Expenses	1,150.24
Online Subscriptions	649.64
Total Office Expenses	**1,799.88**
Other General and Admin Expenses	0.00
Political Contribution	200.00
Shipping and delivery expense	28.80
Taxes & Licenses	68.00
NYS Liquor Authority	937.60
Permit Fees	25.00
Total Taxes & Licenses	**1,030.60**
Taxes - Real Estate	0.00
Travel	670.66
Fuel	65.98
Total Travel	**736.64**
Travel Meals	247.53
Total Expenses	**$6,912.05**
NET OPERATING INCOME	**$ -6,912.05**
Other Expenses	
Bank Charges	1,787.00
Total Other Expenses	**$1,787.00**
NET OTHER INCOME	**$ -1,787.00**
NET INCOME	**$ -8,699.05**

Star Estate Development Group LLC

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Chase Operating	105,008.76
Escrow	175,000.00
Rhinebeck Operating Account	0.00
Total Bank Accounts	**$280,008.76**
Total Current Assets	**$280,008.76**
Fixed Assets	
1835 Broadway, Esopus	0.00
Buildings	383,000.00
Capital Improvements	
Original cost	278,932.36
Total Capital Improvements	**278,932.36**
Capitalized Interest	
Original cost	229,807.75
Total Capitalized Interest	**229,807.75**
Capitalized RE Taxes	
Original Cost - RE Tax	100,538.31
Total Capitalized RE Taxes	**100,538.31**
Land	200,000.00
Total 1835 Broadway, Esopus	**1,192,278.42**
Total Fixed Assets	**$1,192,278.42**
TOTAL ASSETS	**$1,472,287.18**

Star Estate Development Group LLC

BALANCE SHEET

As of December 31, 2018

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	114,248.35
Total Accounts Payable	**$114,248.35**
Other Current Liabilities	
Loan Payable -	48,000.00
Loan Payable -	0.00
Loan Payable -	0.00
Loan Payable - Other	0.00
Real Estate Tax Payable	115,548.56
Total Other Current Liabilities	**$163,548.56**
Total Current Liabilities	**$277,796.91**
Long-Term Liabilities	
Alpha Mortgage Payable	487,500.00
Total Long-Term Liabilities	**$487,500.00**
Total Liabilities	**$765,296.91**
Equity	
	149,489.00
	134,745.00
	56,707.35
	49,829.00
	0.00
	0.00
	69,829.00
	19,349.37
	-425.00
	49,829.00
I	49,829.00
	174,575.00
zRetained Earnings	-38,067.40
Net Income	-8,699.05
Total Equity	**$706,990.27**
TOTAL LIABILITIES AND EQUITY	**$1,472,287.18**

Star Estate Development Group LLC

PROFIT AND LOSS
January - December 2019

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Accounting	1,000.00
Advertising	246.60
Architects and Engineers	0.00
Insurance - Liability	12,024.80
Job Materials	328.94
Meals and Entertainment	775.92
Office Expenses	
Online Subscriptions	1,295.27
Total Office Expenses	**1,295.27**
Payroll Expenses	
Guaranteed Payments / Stipend	48,000.00
Total Payroll Expenses	**48,000.00**
Shipping and delivery expense	505.17
Stationery & Printing	1,040.79
Subcontractors	
Subcontractor - Master Distiller	15,000.00
Subcontractors - Creative	3,200.00
Total Subcontractors	**18,200.00**
Taxes & Licenses	275.00
Travel	
Fuel	1,279.06
Total Travel	**1,279.06**
Utilities	
Data / Cable / Internet	161.45
Telephone Expense	1,011.10
Total Utilities	**1,172.55**
Total Expenses	**$86,144.10**
NET OPERATING INCOME	**$ -86,144.10**
Other Income	
Interest Earned	186.65
Total Other Income	**$186.65**
Other Expenses	
Bank Charges	156.00
Total Other Expenses	**$156.00**
NET OTHER INCOME	**$30.65**
NET INCOME	**$ -86,113.45**

Star Estate Development Group LLC

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Chase Operating	72,599.20
Escrow	169,617.70
Restricted Savings	100,076.65
Rhinebeck Operating Account	0.00
Rhinebeck RR Loan	0.00
Total Bank Accounts	**$342,293.55**
Total Current Assets	**$342,293.55**
Fixed Assets	
1835 Broadway, Esopus	0.00
Buildings	383,000.00
Capital Improvements	0.00
Original cost	517,274.58
Total Capital Improvements	**517,274.58**
Capitalized Interest	
Original cost	305,145.84
Total Capitalized Interest	**305,145.84**
Capitalized RE Taxes	0.00
Original Cost - RE Tax	100,538.31
Total Capitalized RE Taxes	**100,538.31**
Land	200,000.00
Machinery & Equipment	
Original cost	22,758.31
Total Machinery & Equipment	**22,758.31**
Total 1835 Broadway, Esopus	**1,528,717.04**
Total Fixed Assets	**$1,528,717.04**
TOTAL ASSETS	**$1,871,010.59**

Star Estate Development Group LLC

BALANCE SHEET

As of December 31, 2019

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	155,095.77
Total Accounts Payable	**$155,095.77**
Other Current Liabilities	
Loan Payable -	48,000.00
Loan Payable -	50,000.00
Loan Payable -	0.00
Loan Payable - Other	0.00
Loan Payable -	50,000.00
Real Estate Tax Payable	0.00
Total Other Current Liabilities	**$148,000.00**
Total Current Liabilities	**$303,095.77**
Long-Term Liabilities	
Alpha Mortgage Payable	0.00
NYBDC Mortgage Payable	302,269.00
Rhinebeck Mortgage Payable	302,269.00
Total Long-Term Liabilities	**$604,538.00**
Total Liabilities	**$907,633.77**
Equity	
	149,489.00
	70,000.00
	134,745.00
	52,957.35
	140,000.00
	49,829.00
	0.00
	0.00
	69,829.00
Opening Balance Equity	0.00
	15,599.37
	-425.00
	49,829.00
	70,000.00
	49,829.00
	70,000.00
	174,575.00
zRetained Earnings	-46,766.45

Star Estate Development Group LLC

BALANCE SHEET

As of December 31, 2019

	TOTAL
Net Income	-86,113.45
Total Equity	**$963,376.82**
TOTAL LIABILITIES AND EQUITY	**$1,871,010.59**

Star Estate Development Group LLC

Un-Audited Profit and Loss
January - December 2020

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Insurance - Liability	13,073.18
Job Materials	374.26
Legal & Professional Fees	9,090.00
Accounting	9,050.00
Consultant	33,000.00
Total Legal & Professional Fees	**51,140.00**
Meals and Entertainment	2,016.65
Office Expenses	
Online Subscriptions	1,697.25
Total Office Expenses	**1,697.25**
Payroll Expenses	
Guaranteed Payments / Stipend	16,000.00
Total Payroll Expenses	**16,000.00**
Repair & Maintenance	400.00
Shipping and delivery expense	64.29
Subcontractors	
Subcontractors - Creative	1,500.00
Total Subcontractors	**1,500.00**
Taxes & Licenses	1,095.00
Permit Fees	1,275.33
Total Taxes & Licenses	**2,370.33**
Travel	
Fuel	1,329.28
Total Travel	**1,329.28**
Utilities	
Data / Cable / Internet	1,980.66
Power & Light	5,080.07
Telephone Expense	4,674.26
Total Utilities	**11,734.99**
Total Expenses	**$101,700.23**
NET OPERATING INCOME	**$ -101,700.23**
Other Income	
EIDG - Tax Exempt Grant	5,000.00
Interest Earned	282.93
SBA Debt Relief - 504 (Deck)	10,198.35
Total Other Income	**$15,481.28**
Other Expenses	
Bank Charges	1,078.00
Total Other Expenses	**$1,078.00**
NET OTHER INCOME	**$14,403.28**
NET INCOME	**$ -87,296.95**

_____
signature

Star Estate Development Group LLC

BALANCE SHEET UNAUDITED

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Chase Operating	7,381.05
Escrow	36,269.17
Restricted Savings	100,123.99
Rhinebeck Operating Account	0.00
Rhinebeck RR Loan	0.00
Total Bank Accounts	**$143,774.21**
Total Current Assets	**$143,774.21**
Fixed Assets	
1835 Broadway, Esopus	0.00
Buildings	383,000.00
Original cost	68,232.00
Total Buildings	**451,232.00**
Capital Improvements	190,541.50
Original cost	1,100,345.72
Total Capital Improvements	**1,290,887.22**
Capitalized Interest	
Original cost	362,948.42
Total Capitalized Interest	**362,948.42**
Capitalized RE Taxes	45,014.82
Original Cost - RE Tax	100,538.31
Total Capitalized RE Taxes	**145,553.13**
Land	200,000.00
Machinery & Equipment	
Original cost	60,000.00
Total Machinery & Equipment	**60,000.00**
Total 1835 Broadway, Esopus	**2,510,620.77**
Total Fixed Assets	**$2,510,620.77**
TOTAL ASSETS	**$2,654,394.98**

Star Estate Development Group LLC

BALANCE SHEET UNAUDITED

As of December 31, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	133,690.45
Total Accounts Payable	**$133,690.45**
Other Current Liabilities	
Loan Payable -	48,000.00
Loan Payable -	77,000.00
Loan Payable -	0.00
Loan Payable - Other	0.00
Loan Payable -	110,600.00
Real Estate Tax Payable	0.00
Total Other Current Liabilities	**$235,600.00**
Total Current Liabilities	**$369,290.45**
Long-Term Liabilities	
Alpha Mortgage Payable	0.00
NYBDC Mortgage Payable	516,716.95
Rhinebeck Mortgage Payable	561,127.80
Total Long-Term Liabilities	**$1,077,844.75**
Total Liabilities	**$1,447,135.20**
Equity	
	149,489.00
	70,000.00
	134,745.00
	52,957.35
	140,000.00
	75,000.00
	75,000.00
	49,829.00
	0.00
	0.00
	69,829.00
	75,000.00
Opening Balance Equity	0.00
	15,599.37
	75,000.00
	-425.00
	49,829.00
	70,000.00
	49,829.00

Star Estate Development Group LLC

BALANCE SHEET UNAUDITED

As of December 31, 2020

	TOTAL
	70,000.00
	174,575.00
zRetained Earnings	-132,879.90
Net Income	-56,117.04
Total Equity	**$1,207,259.78**
TOTAL LIABILITIES AND EQUITY	**$2,654,394.98**

I, Paul Seres, certify that:

1. The financial statements of Star Estate Development Group, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Star Estate Development Group, LLC included in this Form reflects accurately the information reported on the tax return for Star Estate Development Group, LLC for the fiscal years ended 2018 and 2019 (most recently available as of the Date of this Form C).

Signature   _Paul Seres_____

Name: Paul Seres_____

Title: Manager, Co Founder_____